UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-38627

RIVERVIEW FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

c/o Mid Penn Bancorp, Inc.

349 Union Street, Millersburg, PA 17061

(484) 881-4000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value

(Titles of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Mid Penn Bancorp, Inc., as successor to Riverview Financial Corporation pursuant to the merger of Riverview Financial Corporation with and into Mid Penn Bancorp, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

MID PENN BANCORP, INC.
As successor by merger to Riverview Financial Corporation

DATE: December 10, 2021	By:	/s/ Rory G. Ritrievi
Rory G. Ritrievi
President and Chief Executive Officer